Mail Stop 4561

August 13, 2007

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

      Re: **Tricell, Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed April 18, 2006
              Form 10-Q for the quarter ended September 30, 2006
              File No. 000-50036

Dear Mr. Pursell:

We have reviewed your response letter dated July 25, 2007 and have the following additional comments. Please be as detailed as necessary in your responses. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your responses dated May 18, 2007, June 19, 2007, and July 25, 2007 as correspondence on EDGAR.

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions: Material Acquisitions

2.   We note your response to comment 2; however, we do not understand how the value of the customer lists/relationships that you acquired through the acquisition of NJJ is encapsulated in the non-compete agreements. Please tell us in detail how you determined the fair value of the non-compete agreements so we may better understand the amount you have recorded.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief